EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings:
Income/(loss) from continuing operations	$8,875	$10,072	$23,606	$26,278
Add from continuing operations:
Interest on indebtedness (1)	10,457	8,773	30,629	27,085
Portion of rents representative of the interest factor	437	426	1,300	1,271
Total earnings	$19,769	$19,271	$55,535	$54,634
Fixed charges from continuing operations:
Interest on indebtedness (1)	$10,457	$8,773	$30,629	$27,085
Interest capitalized	805	1,689	2,830	4,408
Portion of rents representative of the interest factor	437	426	1,300	1,271
Fixed charges	$11,699	$10,888	$34,759	$32,764

Ratio of earnings to fixed charges	1.7	1.8	1.6	1.7

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.